Exhibit 18.1

April 4, 2023

The Board of Directors

FaZe Holdings Inc.

Note 3 to the consolidated financial statements of FaZe Holdings Inc. included in its annual report on Form 10-K for the year ended December 31, 2022 describes a change in accounting policy for presentation of certain talent costs and amortization of talent acquisition costs. There are no authoritative criteria for determining a “preferable” method based on the particular circumstances, however, we conclude that such change in the accounting policy is to an acceptable alternative method, which based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Marcum LLP

Marcum LLP

Costa Mesa, California